Exhibit 5.1

November 6, 2017

ERYTECH Pharma S.A.

Bâtiment Adénine

60 avenue Rockefeller

69008 Lyon

France

Re: Registration Statement on Form F-1, as amended (File No. 333-220867)

relating to the Public Offering of up to

6,117,020 Ordinary Shares of ERYTECH Pharma S.A.

Ladies and Gentlemen:

We are acting as special French counsel for ERYTECH Pharma S.A. (the “Company”), a French société anonyme, in connection with the global offering and sale by the Company of up to 6,117,020 of its ordinary shares, nominal value €0.10 per share (the “Ordinary Shares”) to specialist investors, including (i) Ordinary Shares which are to be delivered in the form of American Depositary Shares, each of which represents one Ordinary Share, and (ii) additional Ordinary Shares, which may be delivered in the form of American Depositary Shares, that may be issued and sold pursuant to an option granted by the Company to the several underwriters to cover over-allotments, pursuant to the terms and conditions of an underwriting agreement (the “Underwriting Agreement”) proposed to be entered into by and among the Company and each of Jefferies LLC, Jefferies International Limited, Cowen and Company, LLC and Oddo BHF SCA as representatives of the several underwriters to be named in Schedule A to the Underwriting Agreement.

In connection with the opinion expressed herein, we have examined such documents, records and matters of law as we have deemed relevant or necessary for purposes of such opinion. Based on the foregoing, and subject to the further limitations, qualifications and assumptions set forth herein, we are of the opinion that the Ordinary Shares, when issued by the Company in accordance with the resolutions of the Company’s shareholders adopted at the meeting of June 27, 2017 pursuant to, and in accordance with, the Underwriting Agreement against full payment of their subscription price as provided in the Underwriting Agreement, will be validly issued, fully paid and non-assessable.

As to facts material to the opinions and assumptions expressed herein, we have relied upon written statements and representations of officers and other representatives of the Company. We are members of the Paris bar and this opinion is limited to the laws of the Republic of France. This opinion is subject to the sovereign power of the French courts to interpret agreements and assess the facts and circumstances of any adjudication. This opinion is given on the basis that it is to be governed by, and construed in accordance with, the laws of the Republic of France.

We hereby consent to the filing with the U.S. Securities and Exchange Commission (the “Commission”) of this opinion as Exhibit 5.1 to the Registration Statement on Form F-1, as amended (File No. 333-220867) (the “Registration Statement”) and to the reference to Gide Loyrette Nouel A.A.R.P.I. under the caption “Legal Matters” in the prospectus constituting a part of such Registration Statement. In giving such consent, we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission promulgated thereunder.

Very truly yours,

/s/ Gide Loyrette Nouel A.A.R.P.I.

GIDE LOYRETTE NOUEL A.A.R.P.I.

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